Exhibit 99.1

TDH Holdings, Inc. Reports Financial Results for the First Half of 2017

QINGDAO, China, Dec. 22, 2017/ PRNewswire/ – TDH Holdings, Inc. (NASDAQ: PETZ) (“TDH” or the “Company”), a PRC-based company that specializes in the development, manufacturing and sales of various pet food products under multiple established brands in China, Asia and Europe, today announced its unaudited financial results for the six months ended June 30, 2017.

	For the Six Months Ended June 30,
($ millions, except per share data)	2017	2016	% Change
Revenues	$14.08	$9.73	44.7%
Gross profit	$4.16	$2.76	50.7%
Gross margin	29.5%	28.3%	1.2	pp*
Operating income	$0.67	$0.21	219.8%
Operating margin	4.7%	2.1%	2.6	pp*
Net income	$0.54	$0.07	687.8%
EPS - basic and diluted	$0.07	$0.01	687.8%

* PP: percentage points

•	Revenues increased by 44.7% to $14.08 million for the six months ended June 30, 2017, driven by strong growth in overseas and domestic sales that increased by 52.3% and 54.2%, respectively.

•	Gross margin improved by 1.2 percentage points to 29.5% while operating margin also increased by 2.6 percentage points to 4.7% for the six months ended June 30, 2017, primarily due to improved production efficiency this year.

•	Net income increased by 687.8% to $0.54 million, or $0.07 per basic and diluted share, for the six months ended June 30, 2017, compared to $0.07 million or $0.01 per basic and diluted share, for the same period of last year.

“With our revenues and net income increasing by 44.7% and 687.8%, respectively, we are pleased with the results of operations for the first half of 2017. We remain focused on running our business in an efficient manner, prudently managing resources available to us. Looking ahead, we will continue to avail ourselves of business growth opportunities and favorable industry trends”, noted Rongfeng Cui, Chairman and Chief Executive Officer of TDH.

Financial Results for the Six Months Ended June 30, 2017

Revenues

The Company generates its revenues from product sales, mainly including sales for pet chews, dried pet snacks and wet canned pet foods. Revenue consists of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, and applicable local government levies. For the six months ended June 30, 2017, revenues increased by $4.35 million, or 44.7%, to $14.08 million from $9.73 million for the same period last year. The increase in revenues was primarily related to growth in overseas and domestic sales.

	For the Six Months Ended June 30,
	2017		2016		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
Overseas	$11,446	81.3%	$7,517	77.2%	$3,929	52.3%
Domestic	601	4.3%	390	4.0%	211	54.2%
E-commerce	2,049	14.5%	1,850	19.0%	199	10.7%
Less: sales tax and addition	(12)	-0.1%	(23)	-0.2%	11	-48.1%
Total	$14,084	100.0%	$9,734	100.0%	$4,350	44.7%

Overseas sales increased by $3.93 million, or 52.3%, to $11.45 million for the six months ended June 30, 2017 from $7.52 million for the same period of last year. Domestic sales increased by $0.21 million, or 54.2%, to $0.60 million for the six months ended June 30, 2017 from $0.39 million for the same period of last year. Sales from the e-commerce channel increased by $0.20 million, or 10.7%, to $2.05 million for the six months ended June 30, 2017 from $1.85 million for the same period of last year.

	For the Six Months Ended June 30,
	2017		2016		Y/Y Change
	Revenues ($'000)	% of Total	Revenues ($'000)	% of Total	Amount ($'000)%
Pet chews	$4,977	35.3%	$3,564	36.6%	$1,413	39.6%
Dried pet snacks	6,918	49.1%	4,581	47.1%	2,337	51.0%
Wet canned pet food	1,219	8.7%	896	9.2%	323	36.0%
Dental health snacks	864	6.1%	664	6.8%	200	30.1%
Baked pet biscuits	32	0.2%	52	0.5%	(20)	-38.5%
Others	86	0.6%	-	0.0%	86	NM
Less: sales tax and addition	(12)	-0.1%	(23)	-0.2%	11	-47.8%
Total	$14,084	100.0%	$9,734	100.0%	$4,350	44.7%

Sales of dried pet snacks were the strongest and increased by $2.34 million, or 51.0%, to $6.92 million for the six months ended June 30, 2017 from $4.58 million for the same period of last year. Sales of pet chews grew by $1.41 million, or 39.6%, to $4.98 million for the six months ended June 30, 2017 from $3.56 million for the same period of last year. Sales of pet chews, dried pet snacks, wet canned pet food, and dental health snacks accounted for 35.3%, 49.1%, 8.7%, and 6.1%, respectively, for the six months ended June 30, 2017, compared to 36.6%, 47.1%, 9.2%, and 6.8%, respectively, for the same period of last year.

Cost of revenue

Cost of revenues consists primarily of direct raw materials, manufacturing labor and overhead expenses necessary to manufacture finished goods. Cost of revenues increased by $2.95 million, or 42.3%, to $9.93 million for the six months ended June 30, 2017 from $6.98 million for the same period last year. The increase in cost of revenues was roughly in line with the increase in revenues. As a percentage of revenues, cost of revenues was 70.5% for the six months ended June 30, 2017, compared to 71.7% for the same period last year.

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Gross profit and gross margin

Gross profit increased by $1.40 million, or 50.7%, to $4.16 million for the six months ended June 30, 2017 from $2.76 million for the same period last year. Gross margin increased by 1.2 percentage points to 29.5% for the six months ended June 30, 2017 from 28.3% for the same period last year. The increase in gross margin was primarily due to improved production efficiency.

Operating expense

Operating expense consists of selling expense, general and administrative expense and research and development expense.

Selling expenses increased by $0.67 million, or 46.3%, to $2.13 million for the six months ended June 30, 2017 from $1.46 million for the same period last year. The increase in selling expenses was in line with the increase in revenue.

General and administrative expense increased by $0.18 million, or 24.2%, to $0.91 million for the six months ended June 30, 2017 from $0.73 million for the same period last year. The increase in general and administrative expense was mainly attributable to the increased professional fees and expenses in connection with the listing of the Company’s securities on the NASDAQ Stock Market.

Research and development expense increased by $0.09 million, or 25.1%, to $0.46 million for the six months ended June 30, 2017 from $0.36 million for the same period last year. The Company invested more in its research and development projects, such as related personnel, materials for research and development in order to maintain its competitive advantage.

Total operating expenses increased by $0.94 million, or 36.9%, to $3.49 million for the six months ended June 30, 2017 from $2.55 million for the same period of last year.

Operating income and operating margin

Income from operations increased by $0.46 million, or 219.8%, to $0.67 million for the six months ended June 30, 2017 from $0.21 million for the same period last year. Operating margin was 4.7% for the six months ended June 30, 2017, compared to 2.1% for the same period last year. The increase in operating income and operating margin was mainly driven by an increase gross profit that more than offset the increase in operating expenses.

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Net Income

Net income increased by $0.47 million, or 687.8%, to $0.54 million for the six months ended June 30, 2017 from $0.07 million for the same period last year. Earnings per basic and diluted share was $0.07 for the six months ended June 30, 2017, compared to $0.01 for the same period of last year. The significant increase in net income and earnings per share were resulted from the increase in gross profit that more than offset the increase in operating expenses.

Financial Conditions

As of June 30, 2017, the Company had cash and cash equivalents of $0.53 million, compared to $1.15 million at December 31, 2016. Accounts receivable and inventories were $1.51 million and $9.27 million, respectively, as of June 30, 2017, compared to $0.87 million and $5.97 million, respectively, at December 31, 2016. Total working capital was $2.22 million as of June 30, 2017, compared to $0.85 million as of December 31, 2016.

Net cash used in operating activities was $1.13 million for the six months ended June 30, 2017, compared to $0.61 million for the same period last year. Net cash used in investing activities was $1.05 million for the six months ended June 30, 2017, compared to $0.25 million for the same period last year. Net cash provided by financing activities was $1.54 million for the six months ended June 30, 2017, compared to $0.56 million for the same period of last year.

Recent Developments

On September 21, 2017, the Company announced the pricing of its initial public offering (the “IPO”) of 1,325,000 common shares at a public offering price of $4.25 per share, for total gross proceeds of approximately $5.63 million. The shares began trading on the NASDAQ Capital Market on September 21, 2017 under the ticker symbol “PETZ.” On September 25, 2017, the Company announced the closing of the IPO.

On September 28, 2017, the Company announced that ViewTrade Securities, Inc., who acted as the managing underwriter and sole book-runner of the IPO, had exercised the full over-allotment option to purchase an additional 198,750 shares at the IPO price per share. As a result of the exercise of this over-allotment option, the Company had raised gross proceeds of approximately $0.84 million, in addition to the previously announced IPO gross proceeds of approximately $5.63 million, including $500,000 used to fund escrow account and before underwriting discounts and commissions and offering expenses.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

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About TDH Holdings, Inc.

Founded in April 2002, TDH Holdings, Inc. (the “Company”) (NASDAQ: PETZ), is a developer, manufacturer and distributer of a variety of pet food products under multiple brands that are sold in the China, Asia and Europe. The Company has four production facilities and offers in excess of 200 products, including pet chews, dried pet snacks, dental health snacks, and baked pet biscuits, as well as non-food items like dog leashes, pet toys, etc. More information about the Company can be found at www.tiandihui.com.

Safe Harbor Statement

This news release contains forward-looking statements. Without limiting the generality of the foregoing, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. Specifically, the Company's statements regarding its continued growth and business outlook, are forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict and many of which are beyond the control of the Company. Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties that are described more fully in the Company’s registration statement on Form F-1 that was filed with the SEC. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by TDH or any other person that their objectives or plans will be achieved. The Company does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692

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TDH HOLDINGS INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 30, 2017	December 31, 2016
ASSETS	Unaudited
Cash and cash equivalents	$528,118	$1,145,103
Restricted cash	520,560	707,120
Accounts receivable	1,514,147	865,491
Advances to suppliers	599,890	711,751
Inventories	9,273,982	5,973,124
Due from related parties	215,075	35,842
Prepayments and other current assets	596,971	383,932
Total current assets	13,248,743	9,822,363
Property, plant and equipment, net	3,244,314	3,306,735
Land use right, net	112,006	110,821
Total non-current assets	3,356,320	3,417,556
Total assets	$16,605,063	$13,239,919
LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable	$6,272,125	$3,262,375
Account payable - related party	115,230	111,139
Notes payable	872,080	1,414,232
Advances from customers	345,818	802,339
Short term loans	1,608,405	1,728,185
Taxes payable	168,320	124,829
Due to related parties	1,190,557	1,120,702
Other current liabilities	455,962	409,571
Total current liabilities	11,028,497	8,973,372

Deferred tax liability	12,944	13,795
Total liabilities	11,041,441	8,987,167

Stockholders' equity
Common stock ($0.001 par value; 200,000,000 shares authorized; 7,900,000 shares issued and outstanding at June 30, 2017 and December 31, 2016)	7,900	7,900
Additional paid-in capital	4,123,801	3,478,831
Statutory reserves	195,229	140,570
Retained earnings	1,216,216	727,807
Accumulated other comprehensive income (loss)	20,476	(102,356)
Total stockholders' equity	5,563,622	4,252,752
Total liabilities and stockholders' equity	$16,605,063	$13,239,919

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TDH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(Unaudited)

	For The Six Months Ended June 30,
	2017	2016
Net revenues	$14,074,615	$9,734,392
Revenue - related party	9,087	-
Total revenues	14,083,702	9,734,392
Cost of revenues	9,925,803	6,975,855
Gross profit	4,157,899	2,758,537
Operating expenses:
Selling expense	2,130,758	1,456,794
General & administrative expense	905,693	729,244
Research and development expense	455,878	364,353
Total operating expenses	3,492,329	2,550,391
Income from operations	665,570	208,146
Interest expense	(46,814)	(51,914)
Government subsidies	407	3,060
Other income	40,985	11,919
Other expenses	(61,591)	(15,200)
Total other expenses	(67,013)	(52,135)
Income before income taxes provision	598,557	156,011
Income tax provision	55,489	87,073
Net income	$543,068	$68,938
Comprehensive income
Net income	$543,068	$68,938
Other comprehensive income (loss)
Foreign currency translation adjustment	122,832	(64,767)
Total comprehensive income	$665,900	$4,171

Earnings per common share
Basic	$0.07	$0.01
Diluted	$0.07	$0.01
Weighted average common shares outstanding
Basic	7,900,000	7,900,000
Diluted	7,900,000	7,900,000

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TDH HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For The Six Months Ended June 30,
	2017	2016
Cash flows from operating activities
Net income	$543,068	$68,938
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization expense	174,663	182,551
Deferred income tax liability	(1,174)	(1,509)
Changes in operating assets and liabilities:
Accounts receivable	(629,097)	(705,396)
Inventories	(3,109,155)	(1,515,448)
Due from related parties	-	(151,603)
Advances to suppliers	127,546	(290,988)
Prepayments and other current assets	(201,707)	4,480
Accounts payable	2,929,702	1,459,128
Notes payable	(568,785)	(546,256)
Taxes payable	39,846	(38,146)
Advances from customers	(469,522)	490,985
Other current liabilities	37,928	435,394
Net cash used in operating activities	(1,126,687)	(607,870)
Cash flows from investing activities
Payments to acquire property, plant and equipment	(28,730)	(34,517)
Payments to acquire construction in progress	-	(12,489)
Loans to related parties	(1,225,765)	(1,238,818)
Repayments from related parties	-	576,366
Change in restricted cash	201,075	462,099
Net cash used in investing activities	(1,053,420)	(247,359)
Cash flows from financing activities
Proceeds from issuance of common shares	-	2,967,429
Proceeds from shares subscription receivable	644,970	-
Capital distribution in connection with acquisition of a subsidiary	-	(2,880,000)
Proceeds from related parties	1,736,158	1,459,008
Payments to related parties	(676,957)	(988,004)
Proceeds from short term loans	1,008,076	476,789
Repayments of short term loans	(1,169,430)	(473,404)
Net cash provided by financing activities	1,542,817	561,818
Effect of exchange rate changes on cash and cash equivalents	20,305	(12,165)
Net change in cash and cash equivalents	(616,985)	(305,576)
Cash and cash equivalents, beginning of the period	1,145,103	651,680
Cash and cash equivalents, end of the period	$528,118	$346,104

Supplemental cash flow information
Interest paid	$46,814	$51,914
Income taxes paid	$7,390	$63,698
Non-cash investing and financial activities
Operating expenses paid by related parties	$43,059	$-
Liabilities assumed in connection with purchase of property, plant and equipment	$2,639	$157,238
Account receivable settled with loans from related party	$10,632	$-
Account payable settled with loans to related party	$-	$16
Loans from related party settled with loans to related party	$1,060,574	$-

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